Exhibit 99.1

Ecopetrol S.A. Announces the Redemption of Its SEC Registered International Bond Issued in 2009

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) reports that today it provided a Notice of Redemption to the Noteholders of its 7.625% Notes due 2019 (the “Notes”) issued on July 23, 2009 in the aggregate principal amount of USD 1,500 million and with an original maturity date of July 23, 2019. The Redemption Date will be December 27, 2018. Pursuant to the terms of the Notes, the redemption price will be approximately, US$1,025.29 per US$1,000 principal amount, plus accrued and unpaid interest to the Redemption Date equal to US$32.62 per US$1,000 principal amount, amounting to, approximately, US$1,057.91 per US$1,000 principal amount, to be finally calculated three business days prior to the Redemption Date.

Ecopetrol was able to take advantage of the Notes’ optional redemption clause due to the Company’s solid cash position, which amounted to COP 18.1 trillion (approximately USD 6,090 million) at September 30, 2018.

The redemption provides financial savings for the Ecopetrol Group. In particular, after the redemption, as if it had occurred on September 30, 2018, the Company’s Gross Debt/EBITDA indicator (based on EBITDA over the past 12 months) would have dropped from 1.4x to 1.2x. It is also expected that the Ecopetrol Group’s cash position will remain at a solid level to year end and thus the Ecopetrol Group should be able to finance the investment plan announced for 2019, pay dividends and have the flexibility to cope with different crude price volatility scenarios.

This redemption is in line with the objectives of the Company’s 2020 business plan and confirms Ecopetrol’s commitment to continue to improve its credit rating and competitive shareholder returns.

For more information please check the following link:

https://www.ecopetrol.com.co/english/documentos/11_26_2018_Ecopetrol_-_Notice_of_Redemption_-_2019_Notes.pdf

Bogotá D.C., November 27, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co